                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                              (AMENDMENT NUMBER 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         BEAUTICONTROL COSMETICS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  074655-10-1
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                                  CUSIP NUMBER


                                G. HOUSTON HALL
                              GHS MANAGEMENT, INC.
                         8235 DOUGLAS AVENUE, SUITE 420
                              DALLAS, TEXAS  75225
                                 (214)696-2700
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 31, 1995
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                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [  ].




                               PAGE 1 OF 9 PAGES

CUSIP NO.  074655-10-1                 13D                     PAGE 2 OF 9 PAGES




(1)      Name of Reporting Person                                   GHS Management, Inc.
         S.S. or I.R.S. Identification                              75-2345463
         No. of Above Person

(2)      Check the Appropriate Box if a                             (a)
         Member of a Group (see instructions)                       (b)      X

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                         WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                       Texas

         Number of Shares         (7)  Sole Voting Power            255,129(1)
         Beneficially owned
         by Each Reporting
         Person with
                                  (8)  Shared Voting Power          -0-

                                  (9)  Sole Dispositive Power       255,129(1)

(10)     Shared Dispositive Power                                   -0-

(11)     Aggregate Amount Beneficially                              255,129
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                            4.1%
         Amount in Row (11)

(14)     Type of Reporting Person (See                              CO
         Instructions)

________________________________

(1) GHS Management, Inc. has sole voting and dispositive power with respect to the shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC.

CUSIP NO.  074655-10-1                 13D                     PAGE 3 OF 9 PAGES




(1)      Name of Reporting Person                                    G. Houston Hall
         S.S. or I.R.S. Identification                               ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box                                   (a)
         if a Member of a Group (See                                 (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                                        PF
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                                     USA
         Organization

         Number of Shares              (7)  Sole Voting Power        -0-
         Beneficially Owned
         by Each Reporting
         Person with
                                       (8)  Shared Voting Power      255,129(1)

                                       (9)  Sole Dispositive Power   -0-

(10)     Shared Dispositive Power                                    255,129(1)

(11)     Aggregate Amount Beneficially                               255,129(2)
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                             4.1%
         Amount in Row (11)

CUSIP NO.  074655-10-1                 13D                     PAGE 4 OF 9 PAGES




(14)     Type of Reporting Person (See                          IN
         instructions)

_________________________________


(1) Mr. Hall shares voting and dispositive power with respect to the aggregate 255,129 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

(2) Includes the aggregate of 255,129 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

CUSIP NO.  074655-10-1                 13D                     PAGE 5 OF 9 PAGES




(1)      Name of Reporting Person                                   James C. Smith
         S.S. or I.R.S. Identification                              ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box if                               (a)
         a Member of a Group (See                                   (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                                       PF
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                                    USA
         Organization

         Number of Shares             (7)  Sole Voting Power        29,900
         Beneficially Owned
         by Each Reporting
         Person with
                                      (8)  Shared Voting Power      255,129(1)

                                      (9)  Sole Dispositive Power   29,900

(10)     Shared Dispositive Power                                   255,129(1)

(11)     Aggregate Amount Beneficially                              285,029(2)
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                            4.6%
         Amount in Row (11)

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CUSIP NO.  074655-10-1                 13D                     PAGE 6 OF 9 PAGES



(14)     Type of Reporting Person (See                           IN
         instructions)

___________________________________

(1) Mr. Smith shares voting and dispositive power with respect to the aggregate of 255,129 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

(2) Includes the aggregate of 255,129 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

CUSIP NO.  074655-10-1                 13D                     PAGE 7 OF 9 PAGES




Item 1.          Security and Issuer.

         The statement on Schedule 13D relating to the Common Stock of BeautiControl Cosmetics, Inc. filed May 18, 1994, by GHS Management, Inc., G. Houston Hall and James C. Smith, as ammended by Amendment No. 1 filed November 23, 1994, is hereby amended and supplemented as follows:

Item 3.          Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to read in its entirety as follows:

         The aggregate of 285,029 shares of Common Stock beneficially owned by GHS, Mr. Hall and Mr. Smith were purchased in transactions effected in the over-the-counter markets for an aggregate purchase price of $3,413,492.60 (including brokerage commissions), all of which was derived from working capital (in the case of GHS) and personal funds (in the case of Messrs. Hall and Smith).

Item 5.          Interest in Securities of the Issuer.

         Item 5 is hereby amended to read in its entirety as follows:

                 (a) As of November 3, 1995, (i) GHS beneficially owned 255,129 shares of Common Stock of the Company, representing approximately 4.1% of the outstanding Common Stock of the Company, (ii) Mr. Hall beneficially owned 255,129 shares of Common Stock (including the 255,129 owned by GHS), representing approximately 4.1% of the outstanding Common Stock of the Company, and (iii) Mr. Smith beneficially owned 285,029 shares of Common Stock (including the 255,129 shares owned by GHS), representing approximately 4.6% of the outstanding Common Stock of the Company.

         According to the Issuer's Report on Form 10-Q for the quarter ended August 31, 1995, a total of 6,263,761 shares of Common Stock were issued and outstanding on October 11, 1995.

                 (b) Mr. Smith has the sole power to vote and dispose of the Common Stock beneficially owned by him, Mr. Hall has the sole power to vote and dispose of the Common Stock beneficially owned by him and Mr. Hall and Mr. Smith share the power to vote and dispose of the Common Stock beneficially owned by GHS through its management of Falcon and GHS Partners LDC.

                 (c) During the 60 days prior to and including the date of the event which requires the filing of this Statement, GHS and Messrs. Hall and Smith effected the following transactions, all of which were open market transactions effected through third party brokers:
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CUSIP NO.  074655-10-1                 13D                     PAGE 8 OF 9 PAGES





         DATE                 ACCOUNT           TRANSACTION TYPE            SHARES              PRICE/SHARE
       10/31/95                GHS                    Sell                  144,300               10.2400
       10/31/95              J. Smith                 Sell                    5,700               10.2400
       09/18/95              J. Smith                 Sell                    7,500               11.2000
       09/01/95              J. Smith                 Sell                    7,300               11.2427





                                      (d)      Not applicable.
                                      (e)      Not applicable.
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CUSIP NO.  074655-10-1                 13D                     PAGE 9 OF 9 PAGES



                                   Signatures




    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

    Dated:  November 3, 1995

                                           GHS Management, Inc.


                                           By:/s/ James F. Gallivan, Jr.
                                              ---------------------------------
                                           It's:  President


                                           /s/ G. Houston Hall
                                           ------------------------------------
                                           G. Houston Hall


                                           /s/ James C. Smith
                                           ------------------------------------
                                           James C. Smith